Exhibit 99.2

The following disclosure was provided in the Annual Report on Form 10-K for the year ended December 31, 2005 (filed with the Securities and Exchange Commission on November 22, 2006).

ITEM 1A.	RISK FACTORS

Risks that Relate to our Failure to Timely File Reports with the SEC and our Internal Control over Financial Reporting

The process, training and systems issues related to financial accounting for our North American operations and the material weaknesses in our internal control over financial reporting continue to materially affect our financial condition and results of operations. So long as we are unable to resolve these issues and remediate these material weaknesses, we will be in jeopardy of being unable to timely file our periodic reports with the SEC as they come due, and it is likely that our financial condition and results of operations will continue to be materially and adversely affected. Furthermore, the longer the period of time before we become current in our periodic filings with the SEC and/or the number of subsequent failures to timely file any future periodic reports with the SEC could increase the likelihood or frequency of occurrence and severity of the impact of any of the risks described below.

Our continuing failure to timely file certain periodic reports with the SEC poses significant risks to our business, each of which could materially and adversely affect our financial condition and results of operations.

We did not timely file with the SEC our Forms 10-K for fiscal 2004 and 2005, and we have not yet filed with the SEC our Forms 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006. Consequently, we are not compliant with the reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”) or the listing rules of the New York Stock Exchange (the “NYSE”).

Our inability to timely file our periodic reports with the SEC involves a number of significant risks, including:

•	A breach could be declared under our senior secured credit facility if our lenders cease to grant us extensions to file our periodic reports, which may result in the lenders declaring our outstanding loans due and payable in whole or in part, and potentially resulting in a cross default to one or more series of our convertible subordinated debentures and other indebtedness. See “—Risks that Relate to Our Liquidity.”

•	If the NYSE ceases to grant us extensions to file our periodic reports with the NYSE, it has the right to begin proceedings to delist our common stock. A delisting of our common stock would have a material adverse effect on us by, among other things:

•	reducing the liquidity and market price of our common stock;

•	resulting in a possible event of default under and acceleration of our senior secured credit facility and triggering a right to the holders of our debentures to request us to repurchase all then outstanding debentures; and

•	reducing the number of investors willing to hold or acquire our common stock, thereby restricting our ability to obtain equity financing.

•	Since we continue to be unable to file a registration statement for the resale of the common stock underlying one or more series of our convertible subordinated debentures, we continue to be required to pay additional interest on them.

•	We may have difficulty retaining our clients and obtaining new clients.

•	We are not eligible to use a registration statement to offer and sell freely tradable securities, which prevents us from accessing the public capital markets.

•	Until we are current in our SEC filings, there will not be adequate current public information available to permit certain resales of restricted securities pursuant to Rule 144 under the Securities Act, which could have a detrimental effect on our relations with our employees and investors who hold restricted securities.

•	Because we are not current in our SEC filings, significant features of many of our employee equity plans remain suspended and our employees have effectively been precluded from realizing the appreciation in equity-based awards. For instance, if we are unable to become current in our SEC filings by April 30, 2007, we may experience increased rates of withdrawals by our employees of their accumulated contributions to our ESPP. For more information, see “—Risks that Relate to our Liquidity.”

Any of these events could materially and adversely affect our financial condition and results of operations.

In fiscal 2004, we identified material weaknesses in our internal control over financial reporting, which could materially and adversely affect our business and financial condition, and as of December 31, 2005, these material weaknesses remain.

As discussed in Item 9A, “Controls and Procedures,” of this Annual Report, our management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 and has identified several material weaknesses in internal control over financial reporting as of December 31, 2005. A detailed description of each material weakness is described in Item 9A of this Annual Report. Due to these material weaknesses, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2005. Management’s conclusion as to the effectiveness of our internal control over financial reporting for fiscal 2005, as well as the material weaknesses that contributed to that conclusion, remain substantially the same as management’s conclusion, and the material weaknesses contributing to that conclusion, for fiscal 2004.

Moreover, we continue to experience difficulty in internally producing accurate and timely forecasted financial information due, in part, to issues related to the material control weaknesses and other deficiencies identified as part of management’s assessment of internal control over financial reporting and to the delays in filing our periodic reports with the SEC. While we continue to address many of the underlying issues that have affected our ability to produce accurate internal financial forecasts, we cannot assure you that our ability to produce such forecasts has sufficiently improved to enable us to accurately and timely predict and assess the ongoing cash demands or financial needs of our business. Moreover, our difficulties in producing accurate internal financial forecasts continue to jeopardize the accuracy of publicly disclosed financial guidance.

We have engaged in, and continue to engage in, substantial efforts to address the material weaknesses in our internal control over financial reporting. We cannot be certain that any remedial measures we have taken or plan to take will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Our inability to remedy these identified material weaknesses or any additional deficiencies or material weaknesses that may be identified in the future, could, among other things, cause us to fail to file our periodic reports with the SEC in a timely manner, prevent us from providing reliable and accurate financial reports and forecasts or from avoiding or detecting fraud, result in the loss of government contracts, or require us to incur additional costs or divert management resources. Due to its inherent limitations, effective internal control over financial reporting can provide only reasonable assurances that transactions are properly recorded, or that the unauthorized acquisition, use or disposition of our assets, or inappropriate reimbursements and expenditures, will be detected. These limitations may not prevent or detect all misstatements or fraud, regardless of their effectiveness.

We face risks related to securities litigation and regulatory actions that could adversely affect our financial condition and business.

We are subject to several securities class-action litigation suits. We are also subject to an enforcement investigation by the SEC. These lawsuits and the SEC investigation are described in Item 3, “Legal Proceedings,” and Note 11, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements of this Annual Report.

Our senior management and Board of Directors are required to devote significant time to these matters. There can be no assurance that these lawsuits, the SEC investigation and other legal matters will not have a disruptive effect upon the operations of our business, or that these matters will not consume the time and attention of our senior management and Board of Directors. In addition, we have incurred, and expect to continue to incur, substantial expenses in connection with such matters, including substantial fees for attorneys and other professional advisors.

We cannot predict the outcome of these actions or reasonably estimate a range of damages if plaintiffs in these or other additional securities actions prevail under one or more of their claims. While we are cooperating with the SEC regarding its investigation, similarly we cannot predict the outcome of that investigation. Depending on the outcome of that investigation or any other regulatory proceeding, we may be required to pay material fines, consent to injunctions on future conduct or suffer other penalties, remedies or sanctions. The ultimate resolution of these matters could have a material adverse impact on our financial results and condition and, consequently, negatively impact the trading price of our common stock.

Risks that Relate to Our Business

Our business may be adversely impacted as a result of changes in demand, both globally and in individual market segments, for consulting and systems integration services.

Our business tends to lag behind economic cycles; consequently, we may experience rapid decreases in demand at the onset of significant economic downturns while the benefits of economic recovery may take longer to realize. Economic and political uncertainties adversely impact our clients’ demand for our services. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements, thereby reducing new contract bookings. In general, companies also reduce the amount of spending on information technology products and services during difficult economic times, resulting in limited implementations of new technology and smaller engagements.

Our contracts funded by U.S. Federal government agencies accounted for approximately 28.9% of our revenue in fiscal 2005. We depend particularly on contracts funded by clients within the Department of Defense, which accounted for approximately 11.3% of our revenue in fiscal 2005. We believe that our U.S. Federal government contracts will continue to be a source of a significant amount of our revenue for the foreseeable future. Our business could be materially harmed if the Federal government reduces its spending or reduces the budgets of its departments or agencies. Reduced budget and other political and regulatory factors may cause these departments and agencies to reduce their purchases under, or exercise their rights to terminate, existing contracts, or may result in fewer or smaller new contracts to be awarded to us.

Our operating results will suffer if we are not able to maintain our billing and utilization rates or control our costs.

Our operating results are largely a function of the rates we are able to charge for our services and the utilization rates, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our professionals, or if we cannot manage our cost structure, our operating results will be negatively impacted, we will not be able to sustain our profit margin and our profitability will suffer.

Factors affecting the rates we are able to charge for our services include:

•	our clients’ perception of our ability to add value through our services;

•	use of lower-cost service delivery personnel;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions in the United States and abroad.

Factors affecting our utilization rates include:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce;

•	our ability to manage attrition; and

•	our ability to mobilize our workforce quickly or economically, especially outside the United States.

Our operating results are also a function of our ability to control our costs and improve our efficiency. We may from time to time increase the number of our professionals as we execute our strategy for growth, and we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency. In addition, negative publicity from our pending litigation or SEC investigation could have a negative effect on our competitive position.

The systems integration consulting markets are highly competitive, and we may not be able to compete effectively if we are not able to maintain our billing rates or control our costs.

Systems integration consulting constitutes a significant part of our business. Historically, these markets have included a large number of participants and have been highly competitive. Recent increases in the number and availability of competing global delivery alternatives for systems integration work create ever increasing pricing pressures in these markets. We frequently compete with companies that have greater global delivery capabilities and alternatives, financial resources, name recognition and market share than we do. If we are unable to maintain our billing rates through delivering unique and differentiated systems integration solutions and control our costs through proper management of our workforce, global delivery centers and other available resources, we may lose the ability to compete effectively for this significant portion of our business.

We have incurred significant operating losses under our contract with Hawaiian Telcom Communications, Inc. and could incur significant additional losses and cash outflows in fiscal 2006.

We have a significant contract (the “HT Contract”) with Hawaiian Telcom Communications, Inc., a telecommunications industry client, under which we were engaged to design, build and operate various information technology systems for the client. We incurred losses of approximately $113.3 million under this contract in fiscal 2005. The HT Contract has experienced delays in its build and deployment phases and contractual milestones have been missed. The client has alleged that we are responsible under the HT Contract to compensate it for certain costs and other damages incurred as a result of these delays and other alleged failures. We believe the client’s nonperformance of its responsibilities under the HT Contract caused delays in the project and impacted our ability to perform, thereby causing us to incur significant damages. We also believe the terms of the HT Contract limit the client’s ability to recover certain of their claimed damages. We are negotiating with the client to resolve these issues, apportion financial responsibility for these costs and alleged damages, and transition remaining work under the HT Contract to others, as requested by the client. During these negotiations, we are maintaining all of our options, including disputing the client’s claims and asserting our own claims in litigation. At this time we cannot predict the likelihood that we will be able to resolve this dispute or the outcome of any litigation that might ensue if we are unable to resolve the dispute. Even if resolved, we could incur substantial additional losses under the HT Contract or agree to pay additional amounts to facilitate termination of the HT Contract. The incurrence of additional losses or the payment of additional amounts to the client could materially and adversely affect our profitability, results of operations and cash flow over the near term.

Contracting with the Federal government is inherently risky and exposes us to risks that may materially and adversely affect our business.

We depend on contracts with U.S. Federal government agencies, particularly with the Department of Defense, for a significant portion of our revenue and consequently we are exposed to various risks inherent in the government contracting process, including the following:

•	Our government contracts are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts, which are unfavorable to us. These rights and remedies allow government clients, among other things, to:

•	establish temporary holdbacks of funds due and owing to us under contracts for various reasons;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products, systems and technology produced by us;

•	prohibit future procurement awards with a particular agency if it is found that our prior relationship with that agency gives us an unfair advantage over competing contractors;

•	subject the award of contracts to protest by competitors, which may require the suspension of our performance pending the outcome of the protest or our resubmission of a bid for the contract, or result in the termination, reduction or modification of the awarded contract; and

•	prospectively reduce our pricing based upon achieving certain agreed service volumes or other metrics and reimburse any previously charged amounts subsequently found to have been improperly charged under the contract.

•	Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business. In addition, security breaches in sensitive government systems that we have developed could damage our reputation and eligibility for additional work and expose us to significant losses.

•	The Federal government audits and reviews our performance on contracts, pricing and cost allocation practices, cost structure, systems, and compliance with applicable laws, regulations and standards. If the government finds that our costs are not reimbursable, have not been properly determined or are based on outdated estimates of our costs, we may not be allowed to bill for all or part of those costs, or we may have to refund cash that we have already collected, which may materially affect our operating margin and the expected timing of our cash flows.

•	Government contracting officers have wide latitude in their ability to conclude as to the financial responsibility of companies that contract with agencies of the U.S. Federal government. Officers who conclude that a company is not financially responsible may withhold new engagements and terminate recently contracted engagements for which significant expenditures and outlays already may have been made.

•	If the government uncovers improper or illegal activities in the course of audits or investigations, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with Federal government agencies. These consequences could materially and adversely affect our revenue and operating results. The inherent limitations of internal controls, even when adequate, may not prevent or detect all improper or illegal activities.

•	Government contracts, and the proceedings surrounding them, are often subject to more extensive scrutiny and publicity than other commercial contracts. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts.

The impact of any of these occurrences or conditions could affect not only our business with the agency or department involved, but also other agencies and departments within the Federal government. Depending on the size of the project or the magnitude of the budget reduction, potential costs, penalties or negative publicity involved, any of these occurrences or conditions could have a material adverse effect on our business or our results of operations.

Our ability to attract, retain and motivate our managing directors and other key employees is critical to the success of our business. We continue to experience sustained, higher-than-industry average levels of voluntary turnover among our workforce, which has impacted our ability to grow our business.

Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled professionals. Competition for skilled personnel in the consulting and technology services business is intense. In light of our current issues related to our financial accounting systems and internal controls, it is particularly critical that we continue to attract and retain experienced finance personnel. Recruiting, training and retention costs and benefits place significant demands on our resources. In addition, because we are not current in our SEC filings, the near-term value of our equity incentives is uncertain, and our ability to use equity to attract, motivate and retain our professionals is in jeopardy. Significant features of many of our employee equity plans remain suspended. The continuing loss of significant numbers of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to obtain and successfully complete important engagements and thus maintain or increase our revenue.

Our contracts can be terminated by our clients with short notice, or our clients may cancel or delay projects.

Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Most of our consulting engagements are less than 12 months in duration. Most of our contracts can be terminated by our clients upon short notice and without significant penalty. Large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, cancelled or delayed, we lose the associated revenue, and we may not be able to eliminate associated costs in a timely manner. Consequently, our operating results in subsequent periods may be adversely impacted.

If we are not able to keep up with rapid changes in technology or maintain strong relationships with software providers, our business could suffer.

Our success depends, in part, on our ability to develop service offerings that keep pace with rapid and continuing changes in technology, evolving industry standards and changing client preferences. Our success also depends on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis, or our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our services or product offerings less competitive or obsolete. Any of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

In addition, we generate a significant portion of our revenue from projects to implement software developed by others, including Oracle Corporation (including Siebel Systems, Inc.) and SAP AG. Our future success in the software implementation business depends, in part, on the continuing viability of these companies, their ability to maintain market leadership and our ability to maintain a good relationship with these companies.

Loss of our joint marketing relationships could reduce our revenue and growth prospects.

Our most significant joint marketing relationships are with Google Inc., Microsoft Corporation, Oracle Corporation (including Siebel Systems, Inc.) and SAP AG. These relationships enable us to increase revenue by providing us additional marketing exposure, expanding our sales coverage, increasing the training of our professionals and developing and co-branding service offerings that respond to customer demand. The loss of one or more of these relationships could adversely affect our business by terminating current joint marketing and product development efforts or otherwise decreasing our revenue and growth prospects. Because most of our significant joint marketing relationships are nonexclusive, if our competitors are more successful in, among other things, building leading-edge products and services, these entities may form closer or preferred arrangements with other consulting organizations, which could reduce our revenue.

We are not likely to be able to significantly grow our business through mergers and acquisitions in the near term.

We have had limited success in valuing and integrating acquisitions into our business. Given past experiences and the current competing demands for our capital resources, we are unlikely to grow our business through significant acquisitions. Our inability to do so may competitively disadvantage us or jeopardize our independence, if further consolidation occurs within our industry.

There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenue and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our stock price. Factors that could cause variations in our quarterly financial results include:

•	the business decisions of our clients regarding the use of our services;

•	seasonality, including the number of work days and holidays and summer vacations;

•	the stage of completion of existing projects or their termination;

•	cost overruns or revenue write-offs resulting from unexpected delays or delivery issues on engagements;

•	periodic differences between our clients’ estimated and actual levels of business activity associated with ongoing engagements;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs, particularly outside the United States where local labor laws may significantly affect our ability to mobilize personnel quickly or economically;

•	currency exchange fluctuations;

•	changes in, or the application of changes to, accounting principles generally accepted in the United States, particularly those related to revenue recognition; and

•	global, regional and local economic and political conditions and related risks, including acts of terrorism.

Our profitability may decline due to financial, regulatory and operational risks inherent in worldwide operations.

In fiscal 2005, approximately 31% of our revenue was attributable to activities outside North America. Our results of operations are affected by our ability to manage risks inherent in our doing business abroad. These risks include exchange rate fluctuation, regulatory concerns, terrorist activity, restrictions with respect to the movement of currency, access to highly skilled workers, political and economic stability, unauthorized and improper activities of employees and our ability to protect our intellectual property. Despite our best efforts, we may not be in compliance with all regulations around the world and may be subject to penalties and fines as a result. These penalties and fines may materially and adversely affect our profitability.

We may bear the risk of cost overruns relating to our services, thereby adversely affecting our profitability.

The effort and cost associated with the completion of our systems integration, software development and implementation or other services are difficult to estimate and, in some cases, may significantly exceed the estimates made at the time we commence the services. We often provide these services under level-of-effort and fixed-price contracts. The level-of-effort contracts are usually based on time and materials or direct costs plus a fee. Under these arrangements, we are able to bill our client based on the actual cost of completing the services, even if the ultimate cost of the services exceeds our initial estimates. However, if the ultimate cost exceeds our initial estimate by a significant amount, we may have difficulty collecting the full amount that we are due under the contract, depending upon many factors, including the reasons for the increase in cost, our communication with the client throughout the project, and the client’s satisfaction with the services. As a result, we could incur losses with respect to these services even when they are priced on a level-of-effort basis. If we provide these services under a fixed-price contract, we bear the risk that the ultimate cost of the project will exceed the price to be charged to the client. If we fail to accurately estimate our costs or the time required to perform under a contract, the profitability of these contracts may be materially and adversely affected.

We may face legal liabilities and damage to our professional reputation from claims made against our work.

Many of our engagements involve projects that are critical to the operations of our clients’ businesses. If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts that are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable in all cases. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high caliber professional services and integrity to retain and attract clients and employees. As a result, claims made against our work may be more damaging in our industry than in other businesses. Negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new engagements.

Our services may infringe upon the intellectual property rights of others.

We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In some contracts, we have agreed to indemnify our clients for certain expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenue we receive from the client. Any claims or litigation in this area may be costly and result in large awards against us and, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into royalty or licensing arrangements. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights we require on a timely basis, our ability to use certain technologies, products, services and brand names may be limited, and our business may be harmed.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our success depends, in part, upon our plan to develop, capture and protect re-usable proprietary methodologies and other intellectual property. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. Our efforts in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect the unauthorized use of, or take appropriate and timely action to enforce, our intellectual property rights.

Depending on the circumstances, we may be required to grant a specific client certain intellectual property rights in materials developed in connection with an engagement, in which case we would seek to cross-license the use of such rights. In limited situations, however, we forego certain intellectual property rights in materials we help create, which may limit our ability to re-use such materials for other clients. Any limitation on our ability to re-use such materials could cause us to lose revenue-generating opportunities and require us to incur additional cost to develop new or modified materials for future projects.

Risks that Relate to Our Liquidity

Our current cash resources might not be sufficient to meet our expected near-term cash needs, especially to fund intra-quarter operating cash requirements and non-recurring cash requirements (e.g., to settle lawsuits).

We have experienced recurring net losses. If we do not generate positive cash flow from operations, we would need to meet any operating shortfall with existing cash on hand or implement or seek alternative strategies. These alternative strategies could include seeking improvements in working capital management, reducing or delaying capital expenditures, restructuring or refinancing our indebtedness, seeking additional debt or equity capital and selling assets. There can be no assurance that any of these strategies could be implemented on satisfactory terms, on a timely basis, or at all.

We have been unable to issue shares of our common stock under our ESPP since February 1, 2005. The longer we are unable to issue shares of our common stock, the more likely our ESPP participants may elect to withdraw their accumulated cash contributions from the ESPP at rates higher than those we have historically experienced.

Under our ESPP, eligible employees may purchase shares of our common stock at a discount, through payroll deductions that accumulate over an offering period. Shares of common stock typically are purchased under the ESPP every six months. Because we are not current in our SEC filings, we have been, and continue to be, unable to issue freely tradable shares of our common stock and have not issued any shares of common stock under the ESPP for our current offering period, which began on February 1, 2005. Employee ESPP contributions are currently included in our available cash balances on hand, amounting to approximately $23 million of accumulated contributions as of September 30, 2006. These contributions may be withdrawn by our employees on demand. Under the rules of the U.S. Internal Revenue Code, if an offering period extends beyond 27 months, the shares purchased for that offering period may no longer be purchased at the lower of 85% of the fair market value of the common stock on the first or last date of the offering period. If this were to occur, our shares of common stock would be purchased at a price equal to 85% of the fair market value of the common stock on the date of the actual purchase. If we are not current in our SEC filings by April 30, 2007 and are not able to issue shares of our common stock under the ESPP, the purchase price of our shares of common stock will change to 85% of the fair market value of our common stock on the date of purchase. If we experience withdrawal rates higher than those higher than those we have historically experienced, our cash flow could be materially and adversely affected.

We have limited availability under our 2005 Credit Facility to borrow additional amounts or issue additional letters of credit, and we may not be able to refinance our debt or to do so on favorable terms.

On July 19, 2005, we entered into a $150.0 million Senior Secured Credit Facility, which was amended on December 21, 2005, March 30, 2006, July 19, 2006, September 29, 2006 and October 31, 2006 (the “2005 Credit Facility”). The 2005 Credit Facility provides for revolving credit and advances, including issuance of letters of credit. Advances under the revolving credit line are limited by the available borrowing base, which is based upon a percentage of eligible accounts receivable. As of December 31, 2005, we did not have availability under the borrowing base. As of September 30, 2006, we had approximately $22.0 million available under the borrowing base. For more information on our 2005 Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In addition, depending on market conditions and/or facts and circumstances prevailing at the time, we may not be able to refinance our debt or obtain additional financing on terms favorable to us, if at all, which could hinder our ability to fund our business operations and limit our ability to compete for new business.

Our 2005 Credit Facility imposes a number of restrictions on the way in which we operate our business and may negatively affect our ability to finance future needs, or do so on favorable terms. If we violate these restrictions, we will be in default under the 2005 Credit Facility, which may cross-default to our other indebtedness.

Our 2005 Credit Facility contains affirmative and negative covenants, including financial and coverage ratios. A breach of any of these covenants that is not cured or waived (including a covenant to timely provide our periodic reports with the lenders under our 2005 Credit Facility), or our failure to pay principal and interest when due could result in an event of default under the 2005 Credit Facility. Under the 2005 Credit Facility, the minimum trailing twelve-month earnings coverage and maximum leverage ratio covenants are not tested if we maintain a minimum level of borrowing availability (a minimum of $15 million based on the September 30, 2006 borrowing base). As of September 30, 2006, these ratios were not tested because we had approximately $22 million of borrowing availability. As of September 30, 2006, we had $81.6 million in principal amount outstanding under our letters of credit. We currently estimate our cash balance (net of float) as of September 30, 2006 to be approximately $274 million, which includes approximately $23 million of accumulated contributions under the ESPP.

If we are unable to maintain the required minimum borrowing availability, we are permitted to post cash collateral, which amount will count toward the borrowing availability so that these covenants continue not to be tested. If we do not maintain the required minimum borrowing availability or are unable to post sufficient cash collateral and these financial covenants are tested, we will likely be in default under the 2005 Credit Facility.

In the event of a default, the lenders under the 2005 Credit Facility could elect to declare all borrowings outstanding under the 2005 Credit Facility, together with accrued interest and other fees, to be due and payable. Alternately, upon an event of default, the lenders may require us to post cash collateral in an amount equal to 105% of the principal amount of our letters of credit outstanding. If we were required to use our cash balances to collateralize these obligations, our ability to operate our business could be materially and adversely affected. Any default under the 2005 Credit Facility or agreements governing our other significant indebtedness could lead to an acceleration of debt under the 2005 Credit Facility or other debt instruments that contain cross-default provisions. If the indebtedness under the 2005 Credit Facility were to be accelerated, our assets may not be sufficient to repay amounts due under the 2005 Credit Facility or due on other debt securities then accelerated.

If our operating performance is materially and adversely affected, we may not be able to service our indebtedness.

Our ability to make scheduled payments of principal and interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond our control, including those discussed herein. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness we may have in the future. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, restructuring our business, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be implemented on satisfactory terms, if at all.

We may be required to post collateral to support our obligations under our surety bonds, and we may be unable to obtain new surety bonds, letters of credit or bank guarantees in support of client engagements on acceptable terms.

Some of our clients, primarily in the state and local market, require us to obtain surety bonds, letters of credit or bank guarantees in support of client engagements. We may be required to post collateral (cash or letters of credit) to support our obligations under our surety bonds upon the demand of our surety providers. If we cannot obtain or maintain surety bonds, letters of credit or bank guarantees on acceptable terms, we may be unable to maintain existing client engagements or to obtain additional client engagements that require them. In turn, our current and planned revenue, particularly from our Public Services business, could be materially and adversely affected, and our ability to grow our business will be hindered, all of which could materially and adversely affect our financial condition and results of operations.

Downgrades of our credit ratings may increase our borrowing costs and materially and adversely affect our financial condition.

Actions by the rating agencies may affect our ability to obtain financing or the terms on which such financing may be obtained. If the rating agencies provide a lower rating for our debt, this may increase the interest rate we must pay if we issue new debt and it may even make it prohibitively expensive for us to issue new debt. Our inability to obtain additional financing, or obtain additional financing on terms favorable to us, could hinder our ability to fund general corporate requirements, limit our ability to compete for new business, and increase our vulnerability to adverse economic and industry conditions.

We also have a limited number of significant contracts whose terms may become more onerous in the event of downgrades of our credit ratings.

On October 6, 2006, Moody’s downgraded our corporate family rating to B2 from B1 and the ratings for two of our subordinated convertible bonds series to B3 from B2, and placed our ratings on review for further downgrade. Separately, on April 22, 2005, Standard & Poor’s Ratings Services (“Standard & Poor’s”) downgraded our senior unsecured rating to B− from BB with negative implications. Any future ratings downgrades could further materially and adversely affect our borrowing costs, our ability to obtain financing and our financial condition.

Our leverage may adversely affect our business and financial performance and may restrict our operating flexibility.

The level of our indebtedness and our ongoing cash flow requirements for debt services could:

•	limit cash flow available for general corporate purposes, such as capital expenditures;

•	limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital or capital expenditures;

•	limit our flexibility in reacting to competitive and other changes in our industry and economic conditions generally;

•	expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

•	expose us to risks inherent in interest rate fluctuations because borrowings may be at variable rates of interest, which could result in high interest expense in the event of increases in interest rates.

The holders of our debentures have the right, at their option, to require us to purchase some or all of their debentures upon certain dates or upon the occurrence of certain designated events, which could have a material adverse effect on our liquidity.

We have made two issuances of convertible subordinated debentures and two issuances of convertible senior subordinated debentures. For a description of these debentures, see “Market for the Registrant’s Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities—Sales of Securities Not Registered Under the Securities Act.”

If we are unable to repurchase any of our debentures when due or otherwise breach any other debenture covenants, we may be in default under the related indentures, which could lead to an acceleration of unpaid principal and accrued interest under the indentures. Any such acceleration could lead to an acceleration of amounts outstanding under our 2005 Credit Facility. In the event of any acceleration of unpaid principal and accrued interest under our 2005 Credit Facility or under the debentures, we will not be permitted to make payments to the holders of the debentures until the unpaid principal and accrued interest under our 2005 Credit Facility have been fully paid.

Risks that Relate to Our Common Stock

The price of our common stock may decline due to the number of shares that may be available for sale in the future.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock.

We have outstanding convertible debt and warrants. Upon conversion or exercise of the outstanding convertible debt and warrants, we will issue the following number of shares of our common stock, subject to anti-dilution protection and other adjustments, including upon certain change of control transactions:

	Initial Per Share	Total
	Conversion	Approximate
	Price/Exercise	Number of
Convertible Debt and Warrants	Price	Shares
$250.0 million 2.50% Series A Convertible Subordinated Debentures	$10.50	23.8 million
$200.0 million 2.75% Series B Convertible Subordinated Debentures	$10.50	19.0 million
$200.0 million 5.0% Convertible Senior Subordinated Debentures	$6.60	30.3 million
$40.0 million 0.50% Convertible Senior Subordinated Debentures	$6.75	5.9 million
Warrants issued in connection with the July 2005 Senior Debentures	$8.00	3.5 million

Total	—	82.5 million

As a result of our continuing delay in becoming current in our SEC filings, we are not able to file a registration statement covering the shares issuable upon conversion of any of the debentures or exercise of the warrants issued in connection with the 0.50% Convertible Senior Subordinated Debentures. Once such a registration statement is effective, more of the shares associated with such debentures and warrants may be sold. Any sales in the public market of such shares of common stock could adversely affect prevailing market prices of our common stock. In addition, under certain circumstances, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our stock.

As of September 30, 2006, our employees held stock options to purchase approximately 36,913,891 shares, representing approximately 18% of the 201,537,999 Company’s outstanding shares of common stock and of which 32,191,845 shares are currently vested. In addition, an additional number of stock options generally will become exercisable during the calendar years indicated below:

Number of Shares	Calendar Year
559,454	2006	(remainder of 2006)
2,304,843	2007
844,836	2008

During 2005, we significantly increased the issuance of equity in the form of RSUs to managing directors and other key employees, as a means of better aligning the interests of these employees with our shareholders, to enhance the retention of current managing directors and to improve the recruiting of new managing directors. As of September 30, 2006, an aggregate of 20,871,492 RSUs had been issued, and the following shares of common stock were expected to be delivered upon settlement of these RSUs during the calendar years indicated below:

Number of Shares	Calendar Year
0	2006
8,415,190	2007
3,455,382	2008

Because we are not current in our SEC filings, we are unable to issue freely tradable shares of our common stock. Consequently, we have not issued shares under our LTIP or ESPP since January 2005, and significant features of many of our employee equity plans remain suspended. We expect that once we are current in our SEC filings, our employees may wish to sell a significant number of these shares of common stock. We are considering various alternatives for the settlement of outstanding, vested RSUs once we become current in our SEC filings. For those shares subject to certain vesting requirements, resale restrictions and other contractual limitations that may limit the ability of our employees to sell their underlying shares, we may, in certain circumstances, amend or waive certain of these contractual limitations to permit earlier sales, as a way of supporting our employee retention efforts.

There are significant limitations on the ability of any person or company to acquire the Company without the approval of our Board of Directors.

We have adopted a stockholders’ rights plan. Under this plan, after the occurrence of specified events that may result in a change of control, our stockholders will be able to purchase stock from us or our successor at half the then current market price. This right will not extend, however, to persons participating in takeover attempts without the consent of our Board of Directors or to persons whom our Board of Directors determines to be adverse to the interests of the stockholders. Accordingly, this plan could deter takeover attempts.

In addition, our certificate of incorporation and bylaws each contains provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions include the following, among others:

•	our Board of Directors is classified into three classes, each of which will serve for staggered three-year terms;

•	a director may be removed by our stockholders only for cause and then only by the affirmative vote of two-thirds of our voting stock;

•	only our Board of Directors or the Chairman of our Board of Directors may call special meetings of our stockholders;

•	our stockholders may not take action by written consent;

•	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our Board of Directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders;

•	if stockholder approval is required by applicable law, any mergers, consolidations and sales of all or substantially all of our assets must be approved by the affirmative vote of at least two-thirds of our voting stock; and

•	our stockholders may amend or repeal any of the foregoing provisions of our certificate of incorporation or our bylaws only by a vote of two-thirds of our voting stock.

Risks that Relate to Our Relationship with KPMG LLP

The termination of services provided under the transition services agreement with KPMG LLP could involve significant expense, which could adversely affect our financial results.

On February 13, 2005, our transition services agreement with KPMG LLP (“KPMG”) expired. In a letter dated November 10, 2006, KPMG has now formally claimed that we owe approximately $31.5 million for the termination of information technology services provided under the agreement, unrecovered information technology expenditures and certain abandoned leasehold costs. However, in accordance with the terms of the agreement, we do not believe that we are liable for termination costs arising upon the expiration of the agreement. Accordingly, we have not recognized a liability for, or paid to KPMG, these termination costs. We are proceeding with KPMG under the dispute resolution procedures specified in the transition services agreement in an attempt to reach agreement as to the amount, if any, of additional costs payable by us to KPMG in connection with the expiration of the agreement. While we cannot reasonably estimate the amount of termination costs, if any, that we may have to pay, any significant amount may have a material and adverse affect on our results of operations.